                                                Filed by SFX Entertainment, Inc.
          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                        Subject Company: SFX Entertainment, Inc.
                                                      Commission File No: 1-9645

     On February 29, 2000, SFX Entertainment, Inc. and Clear Channel Communications, Inc. issued the following joint press release related to the merger agreement between SFX Entertainment, Inc. and Clear Channel Communications, Inc.:

         CLEAR CHANNEL COMMUNICATIONS, INC. AND SFX ENTERTAINMENT, INC.

                                 ANNOUNCE MERGER

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(SAN ANTONIO AND NEW YORK) -- FEBRUARY 29, 2000... LOWRY MAYS, Chairman and CEO oF CLEAR CHANNEL COMMUNICATIONS, INC. (NYSE: CCU) and ROBERT F.X. SILLERMAN, Executive Chairman of SFX ENTERTAINMENT, INC. (NYSE: SFX) announced today that the companies have entered into a definitive merger agreement. SFX is the world's largest diversified promoter, producer and venue operator for live entertainment events. As of the market close on February 28, 2000, the transaction values SFX Entertainment at approximately $4.4 billion. This includes the assumption of approximately $1.1 billion of SFX's debt net of cash.

SFX provides integrated promotion, production, venue operation and event management services for a broad variety of live entertainment events. SFX currently owns or operates 120 live entertainment venues in 31 of the top 50 U.S. markets, including 16 amphitheaters in the top 10 markets. In addition, SFX is a leading fully-integrated sports marketing and management company, representing more than 650 professional athletes and is the largest producer and promoter of specialized motor sports shows in the U.S.

Including pending acquisitions, Clear Channel will own and operate radio stations and/or outdoor advertising properties in virtually every U.S. market where SFX owns and/or operates live entertainment venues.

Lowry Mays said: "This transaction allows Clear Channel, through SFX, to gain immediate leadership in the highly attractive live entertainment segment, while taking advantage of the natural relationship between radio and live music events. It leverages the marketing and promotional strength of Clear Channel's broadcasting and outdoor advertising platforms and adds a new component to the marketing solutions, which Clear Channel can provide to its customers to help them sell their products. Additionally, it creates an exceptional platform for Clear Channel to pursue initiatives relating to the Internet and music."

Robert F.X. Sillerman said: "Having known the Mays family for almost 20 years and having watched the spectacular growth of the company and performance of their stock, it was a surprisingly easy decision to accept their offer. In the ever-expanding world of media and entertainment, the combination of distribution and content is becoming increasingly important. While what we have created as the world's leader in live entertainment and sports marketing is gratifying, there is no question that the combination with Clear Channel will accelerate our growth and further strengthen our already excellent prospects. This is a classic win-win situation for our shareholders and for Clear Channel's shareholders."

Under the terms of the agreement, SFX Class A shareholders will receive 0.6 shares of Clear Channel Communications, Inc. common stock for each SFX share, and SFX Class B shareholders will receive one share of Clear Channel Communications, Inc. common stock for each SFX share, on a fixed exchange basis. The transaction is expected to be consummated early in the third quarter of 2000, subject to the vote of SFX's stockholders, and customary regulatory approvals and closing conditions.

Salomon Smith Barney acted as financial advisor to Clear Channel in the transaction. Bear Stearns acted as financial advisor to SFX Entertainment. Lehman Brothers acted as financial advisor to SFX's Committee of Independent Directors.

Clear Channel Communications, Inc. is a global leader in the out-of-home advertising industry with radio and television stations and outdoor displays in 32 countries around the world. Including announced transactions, Clear Channel operates 867 radio and 19 television stations in the United States reaching over 120 million people weekly. Through its wholly owned subsidiary Premiere Radio Networks, Clear Channel reaches 40 million people weekly on 7,800 affiliates. Additionally, Clear Channel has equity interests in over 240 radio stations internationally. Clear Channel also operates more than 550,000 outdoor advertising displays.

SFX Entertainment is the world's largest diversified promoter, producer and presenter of live entertainment events. SFX currently owns and/or operates 120 live entertainment venues in 31 of the top 50 US markets, including 16 amphitheaters in the top 10 markets. In 1999, more than 60 million people attended approximately 26,000 events promoted and/or produced by SFX, including more than 7,000 music concerts, 13,300 theatrical shows, 1,400 family entertainment shows and 520 specialized sports shows.

SFX produces and promotes live music events, as well as develops and manages touring Broadway shows in 55 markets. SFX is also a leading fully integrated sports marketing and management company specializing in the representation of athletes and broadcasters, integrated event management, television programming/production and marketing consulting services in sports, news and other entertainment industries. Additionally, SFX Sports produces and promotes specialized motor sports events.

Certain statements in this release, including the operation and prospects of the combined company, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results performance or achievements of Clear Channel or SFX to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

MEDIA CONTACTS:

SFX Entertainment                             Clear Channel Communications
Dan Klores Associates -                       Contact: Terri Hunter or
  Public Relations                              Lanita Edwards
Contact: Sean F. Cassidy                      (210) 822-2828

(212) 981-5233

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Forward-Looking Information

         This news release contains certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements herein include statements about the merger agreement between SFX Entertainment, Inc. and Clear Channel Communications, Inc. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The following factors, among others, could cause SFX's actual results to differ materially from expected results: cost related to or delays in completing the proposed transaction; failure of the stockholders of SFX Entertainment, Inc. to approve the proposed transaction; the inability to obtain, or meet conditions imposed for, governmental or other approvals for the proposed transaction; difficulties in integrating the operations of SFX Entertainment, Inc. with those of Clear Channel Communications, Inc.; and changes in general, business, competitive and/or regulatory economic conditions that may adversely affect the businesses in which SFX Entertainment, Inc. and Clear Channel Communications, Inc. are engaged and changes in the securities markets. More detailed information about those factors are set forth in filings by SFX Entertainment, Inc. and Clear Channel Communications, Inc. with the Securities and Exchange Commission, including the most recent quarterly report on Form 10-Q and current reports on Form 8-K. SFX Entertainment, Inc. is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

     Clear Channel Communications, Inc. and SFX Entertainment, Inc. plan to file a preliminary and definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction referenced in the foregoing information with the Securities and Exchange Commission. We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they will contain important information. The prospectus/proxy statement will be sent to stockholders of SFX Entertainment, Inc. seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy statement

(when it is available) and other documents filed by SFX Entertainment, Inc. or Clear Channel Communications, Inc. with the SEC at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Clear Channel Communications, Inc. will be available free of charge upon written request to Clear Channel Communications, P.O. Box 659512, San Antonio, Texas 78265-9512. Documents filed with the SEC by SFX Entertainment, Inc. will be available free of charge from SFX Entertainment, Inc. 650 Madison Avenue, 16th Floor New York, New York 10022, Attn: Thomas P. Benson or call us at (212) 838-3100.

     SFX Entertainment, Inc. and its directors, executive officers and certain other members of SFX Entertainment, Inc. management and employees may be soliciting proxies from stockholders of SFX Entertainment, Inc. in favor of the proposed transaction. Information concerning the participants in the proxy solicitation will be set forth in the prospectus/proxy statement when it is filed with the SEC.